

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2015

James E. Dawson, Esq.
Nutter McClennen & Fish LLP
155 Seaport Blvd.
Boston, MA 02210

> **Re:** **Synacor, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 6, 2015 by JEC Capital Partners, LLC et al.**
> **File No. 001-33843**

Dear Mr. Dawson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As noted in comment 1 of our letter dated March 26, 2015, statements of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such statement. For example, in future filings, characterize the statements on page 11 that your "nominees are highly qualified" and that "the Board has destroyed stockholder value" as your beliefs.

2.   As noted in comment 2 of our letter dated March 26, 2015, a reasonable factual basis must exist for each statement or assertion of opinion or belief. Please provide us with support for your statements on page 21 that Mr. Scott Murphy has "no apparent qualifications" and that the board timed "the annual meeting such as to avoid disclosing Q1 results and Q2 guidance to stockholders" until after the meeting. If no reasonable factual bases exist, refrain from making such statements in future filings.

<u>Poor Corporate Governance</u>

<u>Years of Poor Performance – Corporate Governance (1), page 21</u>

3.   Page 21 states that many of Synacor's corporate governance practices are not best practices, including the use of a classified board and the adoption of a poison pill. As noted in comment 1 of our letter dated March 31, 2015, please balance and qualify your assertions regarding corporate governance best practices by indicating that commentators and corporate governance experts disagree on whether classified boards and poison pills are negative drags on shareholder value or are otherwise counter to the protection of investors.

<u>Years of Poor Performance – Corporate Governance (2), page 22</u>

4.   We note your statement that at the 2014 Annual Shareholder Meeting, the two directors elected each received only 45% VOTES FOR. In future filings, please balance this disclosure by including the percentage of votes cast that each director received.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Nicholas P. Panos, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3266.

                                            Sincerely,

                                            /s/ Matthew Crispino

                                            Matthew Crispino
                                            Staff Attorney

cc: Thomas V. Powers, Esq.
        Nutter McClennen & Fish LLP